File No. 69-00447


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C., 20549

                                   FORM U-3A-2

     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
        THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      To Be Filed Annually Prior to March 1

                    CATALYST VIDALIA ACQUISITION CORPORATION
                    ----------------------------------------
                                (Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
(EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

         SEE ATTACHMENT A

         2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF
PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

         SEE ATTACHMENT A

         3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

         (A) NUMBER OF KWH. OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

         SOLD 732,217,000 KWH. OF ELECTRIC ENERGY AT WHOLESALE.

         (B)  NUMBER  OF  KWH.  OF  ELECTRIC  ENERGY  AND  MCF.  OF  NATURAL  OR
MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

         SOLD NO KWH. OF ELECTRIC ENERGY OR MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE LOUISIANA.


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


         (C) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

         SOLD NO KWH. OF ELECTRIC ENERGY OF MCF. OF NATURAL OR MANUFACTURED GAS AT WHOLESALE OUTSIDE LOUISIANA, OR AT THE LOUISIANA STATE LINE.

         (D)  NUMBER  OF  KWH.  OF  ELECTRIC  ENERGY  AND  MCF.  OF  NATURAL  OR
MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE. SEE ATTACHMENT A.

         PURCHASED NO KWH. OF ELECTRIC ENERGY OR MCF. OF NATURAL OR MANUFACTURED GAS OUTSIDE LOUISIANA, OR AT THE LOUISIANA STATE LINE.

         4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

         (A) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

         NONE

         (B) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

         NONE

         (C) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

         NOT APPLICABLE

         (D) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

         NONE

         (E) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

         NOT APPLICABLE

                                    EXHIBIT A

         A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

         SEE ATTACHED EXHIBIT A


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


         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 19th day of February, 2002.

                                     CATALYST VIDALIA ACQUISITION CORPORATION
                                     ----------------------------------------
                                                (Name of claimant)


                                By              /S/ JACK R. SAUER
                                   -------------------------------------------
                                                   Jack R. Sauer
                                                   Vice President

CORPORATE SEAL

Attest:

       /S/ ELSIE SUGIHARTO
--------------------------------
         Elsie Sugiharto
           Accountant

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

        JACK R. SAUER                VICE PRESIDENT
---------------------------------------------------
           (Name)                        (Title)

     c/o Century Power, LLC
   3900 Park Avenue, Suite 102
        EDISON, NJ 08820
--------------------------------
          (Address)



                                    EXHIBIT B

         AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING COMPANY SYSTEM.

         SEE ATTACHED EXHIBIT B




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


                                                                    ATTACHMENT A

                    CATALYST VIDALIA ACQUISITION CORPORATION

                              Statement by Claimant

1. Catalyst Vidalia Acquisition Corporation (the "Claimant") is a Louisiana corporation located at 3900 Park Avenue, Suite 102, Edison, NJ 08820. The nature of its business is a 100% ownership interest in Catalyst Vidalia Holding Corporation ("CVHC"), a Louisiana corporation, which has a 100% ownership interest in Catalyst Vidalia Corporation ("CVC") a Louisiana corporation, which owns a 50% undivided interest in, and 100% of the voting securities of, Catalyst Old River Hydroelectric Limited Partnership, a Louisiana limited partnership in commendam (the "Partnership"). CVHC is also the sole member of Vidalia Holding, LLC (a Louisiana Limited Liability Company) ("VHLLC") which on July 15, 1999 acquired from the limited partner to the Partnership, 50% of the limited partner's 50% ownership in the Partnership. As a result of this transaction, CVHC owns a 75% undivided interest in the Partnership. The Partnership is located at Old River Control Complex, North Highway 15, Lettsworth, Louisiana 70753, and the nature of its business is ownership of a lessee interest in, and the operation of, a 192 megawatt hydroelectric facility. Further information regarding the business of the Partnership is contained in Note 2 below.

2. The Claimant owns 100% of CVHC. CVHC owns 100% of CVC which is the sole general partner of the Partnership. CVC owns a 50% undivided interest in the Partnership and, as sole general partner, 100% of the voting securities of the Partnership. CVHC is also the sole member of VHLLC which owns a 25% undivided interest in the Partnership.

     The Partnership's assets consist of a leasehold interest in a 192 megawatt run-of-river hydroelectric facility located in Concordia Parish (near Vidalia), Louisiana, approximately one mile north of the Army Corps of Engineers Old River Control Complex between the Mississippi River and the Red/Atchafalaya Rivers. The Project consists of an intake channel 4,500 feet in length, a power plant containing eight bulb turbines with a total installed capacity of 192 megawatts, and a power discharge channel 10,000 feet in length discharging into the Old River Outflow Channel. The Project discharges the flows that otherwise would be passed through the Low Sill Structure of the Old River Control Structure. A single 40-mile, 115-KV transmission line connects the Project with Entergy Services Inc.'s existing substation, just west of Vidalia.

     In August 1990, the Partnership sold and leased back its interest in the Project to and from a group of financial institutions. The original term of the lease is 30 years, subject to certain renewal options. Under the lease and related agreements,


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


                                                                    ATTACHMENT A

     the Partnership was granted certain options to purchase the Project from the lessors. These agreements also impose certain restrictions on the operation of the Project by the Partnership, and generally require that revenues from Project operations be used to pay operating and maintenance expenses, rent, royalty and related obligations before they may be distributed to the partners of the Partnership.
















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


                                                                       EXHIBIT A

                    CATALYST VIDALIA ACQUISITION CORPORATION
                                   FORM U-3A-2

                               INDEX TO EXHIBIT A

Exhibit A1 -  Catalyst Old River Hydroelectric  Limited Partnership audited 2001 financial statements

Exhibit A2 -  Catalyst Vidalia Corporation unaudited 2001 financial statements

Exhibit A3 -  Catalyst Vidalia Holding  Corporation  unaudited 2001 consolidated financial statements

Exhibit A4 -  Catalyst Vidalia Holding Corporation  unaudited 2001 consolidating financial statements

Exhibit A5 -  Catalyst Vidalia Acquisition  Corporation unaudited 2001 financial statements











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


                                                                      EXHIBIT A1


              CATALYST OLD RIVER HYDROELECTRIC LIMITED PARTNERSHIP

                        AUDITED 2001 FINANCIAL STATEMENTS




The above named financial statements are hereby incorporated by reference from the Form U-3A-2 filed by Catalyst Vidalia Corporation (File number 69-00443) on February 19, 2002.

                                                                      EXHIBIT A2



                          CATALYST VIDALIA CORPORATION

                       UNAUDITED 2001 FINANCIAL STATEMENTS



The above named financial statements are hereby incorporated by reference from the Form U-3A-2 filed by Catalyst Vidalia Corporation (File number 69-00443) on February 19, 2002.

                                                                      EXHIBIT A3


                      CATALYST VIDALIA HOLDING CORPORATION

                UNAUDITED 2001 CONSOLIDATED FINANCIAL STATEMENTS

The above named financial statements are hereby incorporated by reference from the Form U-3A-2 filed by Catalyst Vidalia Holding Corporation (File number 69-00445) on February 19, 2002.




















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


                                                                      EXHIBIT A4


                      CATALYST VIDALIA HOLDING CORPORATION

                UNAUDITED 2001 CONSOLIDATING FINANCIAL STATEMENTS


The above named financial statements are hereby incorporated by reference from the Form U-3A-2 filed by Catalyst Vidalia Holding Corporation (File number 69-00445) on February 19, 2002.

















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


                                                                      EXHIBIT A5

                    CATALYST VIDALIA ACQUISITION CORPORATION

                                 BALANCE SHEETS

                                 (IN THOUSANDS)

                                    UNAUDITED

                                     ASSETS
                                     ------

                                                        December 31,    December 31,
                                                           2000             2001
                                                        ------------    ------------
Cash and cash equivalents                               $    1,263        $    1,180
Prepaid expenses and other assets                                5                 6
Furniture and fixtures, net                                     34                27
Note receivable                                                194               218
Investment in Catalyst Vidalia Holding Corporation         112,290           112,290
                                                        ------------    ------------
             Total assets                               $  113,786        $  113,721
                                                        ============    ============

                      LIABILITIES AND STOCKHOLDER'S EQUITY
                      ------------------------------------

Liabilities:
Accounts payable and accrued expenses                   $      250      $        250
Intercompany payable to The Catalyst Group, Inc.               362               314
Intercompany tax account                                       --             14,117
                                                        ------------    ------------
             Total liabilities                                 612            14,681
                                                        ------------    ------------

Stockholder's equity:
        Common stock                                           --                --
        Additional paid-in capital                         113,713           113,713
        Accumulated deficit                                   (539)          (14,673)
                                                        ------------    ------------
             Total stockholder's equity                    113,174            99,040
                                                        ------------    ------------

             Total liabilities and stockholders equity  $  113,786      $    113,721
                                                        ============    ============


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


                                                                      EXHIBIT A5


                    CATALYST VIDALIA ACQUISITION CORPORATION

                             STATEMENT OF OPERATIONS

                                 (IN THOUSANDS)

                                    UNAUDITED

                                                               Year Ended
                                                              December 31,
                                                        -----------------------
                                                          2000           2001
                                                        ---------     ---------
Revenues:
        Management fees                                 $     514     $     564
        Investment income                                      73            63
                                                        ---------     ---------
          Total Revenues                                      587           627

Expenses:
        General and administrative                            600           643
         State taxes                                           --             3
                                                        ---------     ---------
          Total Expenses                                      600           646
                                                        ---------     ---------

Net loss                                                $     (13)    $     (19)
                                                        =========     =========

Accumulated deficit beginning of year                   $    (526)    $    (539)

Current year net loss                                         (13)          (19)

Prior period adjustment for tax sharing agreement              --       (14,115)
                                                        ---------     ---------

Accumulated deficit at end of year                      $    (539)    $ (14,673)
                                                        =========     =========












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

                                                                       EXHIBIT B


                            THE CATALYST GROUP, INC.

                      ORGANIZATION AS OF DECEMBER 31, 2001


                                         State of
Name                                     Incorporation          Location of Business    Nature of Business
----                                     -------------          --------------------    ------------------

Ronald W. Cantwell                       N/A                    N/A                     100% ownership of The Catalyst Group, Inc.
    (Individual)

The Catalyst Group, Inc.                 Louisiana              Edison, NJ              100% ownership of Catalyst Vidalia
                                                                                        Acquisition Corporation.

Catalyst Vidalia Acquisition             Louisiana              Edison, NJ              100% ownership of Catalyst Vidalia
    Corporation ("CVAC")                                                                Holding Corporation and the
                                                                                        sole member of Century Power, LLC.

Century Power, LLC                       Louisiana              Edison, NJ              Owns 100% of the CVHC Participating
                                                                                        Preferred Stock

Catalyst Vidalia Holding                 Louisiana              Edison, NJ              100% ownership of Catalyst Vidalia
    Corporation ("CVHC")                                                                Corporation and the sole
                                                                                        member of Vidalia Holding, LLC.

Vidalia Holding, LLC                     A Louisiana            Edison, NJ              Limited Partner of Catalyst Old River
                                                                                        Hydroelectric Limited
                                         Limited Liability                              Partnership with a 25% undivided
                                                                                        interest.
                                         Company

Catalyst Vidalia Corporation             Louisiana              Edison, NJ              General Partner of Catalyst Old River
                                                                                        Hydroelectric Limited Partnership
                                                                                        with 50% undivided interest in and
                                                                                        100% voting interest in such
                                                                                        partnership.

Catalyst Old River Hydroelectric         A Louisiana Limited    Vidalia, LA             Lessee of a 192 megawatt Concordia
    Limited Partnership                  Partnership                                    hydroelectric facility in Parish,
                                                                                        Louisiana.

Catalyst Construction Corporation        Delaware               --                      Inactive, owned 100% by CVAC
    of Connecticut

Catalyst Energy Construction             Delaware               --                      Inactive, owned 100% by CVAC
    Corporation

Catalyst Waste-to-Energy Corporation     Delaware               --                      Inactive, owned 100% by CVAC

Obermeyer Hydraulic Turbines             Connecticut            --                      Inactive, owned 100% by CVAC

Catalyst Energy Systems Corporation      Delaware               --                      Inactive, owned 100% by CVAC



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